UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INSO Corporation, formerly InfoSoft International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

456783109
(CUSP Number)

Paul D. Weaver, Houghton Mifflin Company, 222 Berkeley
Street,
Boston, MA 02116 (617) 351-5102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7th, 14th, 15th and 16th, September 9th, 11th, 16th and 18th and October 10th, 14th, 16th, 17th and 18th
(Date of Event which Requires Filing of this Statement)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSP No. 456783109
Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     Houghton Mifflin Company
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     04-1456030
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /  /
(b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     Not applicable - See Items 3 and 4 to Amendment No. 4 to Schedule 13D

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS   2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
     3,877,600

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     3,877,600

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     3,877,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.6%

14.  TYPE OF REPORTING PERSON*
     CO

Item 1.  Security and Issuer.

Common Stock
INSO Corporation, formerly InfoSoft International, Inc.
31 St. James Avenue
Boston, Massachusetts 02116

Item 2.  Identity and Background.

Houghton Mifflin Company, a Massachusetts corporation
Publisher
222 Berkeley Street
Boston, Massachusetts   02116
Items 2(d) and (e) are not applicable

Item 3.  Source and Amount of Funds or Other Consideration.

This Amendment No. 4 to Schedule 13D is being filed to report Houghton Mifflin Company's sale of approximately 1% of the outstanding common stock of INSO Corporation.

Item 4.  Purpose of Transaction.

On August 7th, 14th 15th and 16th, September 9th, 11th, 16th and 18th and October 10th, 14th, 16th, 17th and 18th, 1996 Houghton Mifflin Company sold a total of 137,500 shares of common stock of INSO Corporation. Houghton Mifflin Company intends to periodically review its investment in INSO Corporation. Depending upon future evaluations of the business prospects of INSO Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, Houghton Mifflin Company may determine to increase or decrease its equity interest in INSO Corporation by acquiring additional securities, or by disposing of all or a portion of the securities now held.

Item 5.  Interest in Securities of Issuer.

     (a) Aggregate number of securities owned and percentage of class
          3,877,600 shares, 29.6% of class

     (b)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote
                3,877,600 shares

          (ii)  Shared power to vote or direct the vote
                0 shares

          (iii) Sole power to dispose or to direct the disposition
                3,877,600 shares

          (iv) Shared power to dispose or to direct the disposition
                0 shares

     (c)  Transactions during past 60 days
          Not applicable

     (d)  Other persons known to have certain rights
          Not applicable

     (e) Date on which reporting person ceased to be beneficial owner of more than 5% of class
          Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to be Filed as Exhibits.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 1996



/S/ Gail Deegan
Name:  Gail Deegan
Title: Executive Vice President

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